Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated October 29, 2009
Registration Statement No. 333-161420
ISSUER FREE WRITING PROSPECTUS DATED OCTOBER 29, 2009
AEI
21,000,000 Ordinary Shares
     This free writing prospectus relates only to the securities described below and is being filed to advise you of the availability of, and should be read together with, the revised preliminary prospectus dated October 29, 2009 (the “Preliminary Prospectus”) relating to this offering, included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-161420) (the “Registration Statement”). A hyperlink to the current version of the Registration Statement is provided below. This free writing prospectus is only a summary of the changes included in the revised Preliminary Prospectus and you should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.
     The following information summarizes, supplements and/or updates the information contained in the Preliminary Prospectus.
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Revised Proposed Terms of the Initial Public Offering

Primary Offering	We are offering 20,000,000 ordinary shares.

Secondary Offering	The selling shareholders are offering 1,000,000 ordinary shares.

Offering Price Range	$12.00 to $13.00 per ordinary share.

Option to Purchase Additional Ordinary Shares	The underwriters have the right to purchase from us an additional 3,150,000 ordinary shares within 30 days from the date of the offering.

Use of Proceeds	We estimate that the net proceeds to us in this offering (based on the midpoint of the range set forth on the cover page of the Preliminary Prospectus) after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, will be $233 million (or $270 million if the underwriters exercise in full their option to purchase additional ordinary shares from us).

We intend to use the net proceeds from this offering for general corporate purposes, including to repay our revolving credit facilities. As of October 28, 2009, there was $238 million outstanding under the revolving credit facilities. Certain of the underwriters and/or their affiliates are lenders to us under our revolving credit facilities and may receive their pro rata portion of any amounts repaid from the proceeds of this offering. See “Use of Proceeds” and “Underwriting” in the Preliminary Prospectus.

We will not receive any proceeds from the sale of our ordinary shares by the selling shareholders.

Share Capital Before and After Offering	Our issued and outstanding share capital consists of 244,117,724 ordinary shares as of the date hereof. Immediately after the offering, we will have 264,117,724 ordinary shares issued and outstanding (or 267,267,724 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares from us).

Ordinary Share Ownership	Upon completion of the offering, the Ashmore Funds will beneficially own approximately 51% of our ordinary shares (approximately 50% if the underwriters exercise in full their option to purchase up to 3,150,000 ordinary shares).

Dilution	As a result of the decrease in the offering price range and other revised offering terms as described herein, the “Dilution” section on page 31 of the Preliminary Prospectus has been revised as set forth on page 4 below.

Conflict of Interest	Certain of the underwriters or their affiliates have provided, and may in the future provide, various advisory, banking and other financial services to us or our affiliates from time to time for which they have received or will receive customary fees and expenses. See “Underwriting” in the Preliminary Prospectus. An affiliate of UBS Securities LLC owns in excess of 10% of our issued and outstanding subordinated debt in the form of PIK notes, and consequently UBS Securities LLC has a “conflict of interest” with us within the meaning of NASD Conduct Rule 2720, or Rule 2720, of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Additionally, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. will each, directly or through their affiliates, receive more than 5% of the net offering proceeds though the repayment of our revolving credit facilities, and consequently Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. have a conflict of interest with us within the meaning of Rule 2720. Therefore, this offering will be conducted in accordance with Rule 2720. Neither Goldman, Sachs & Co., who will act as lead underwriter, nor any affiliate of Goldman, Sachs & Co., have a conflict of interest as defined in Rule 2720. Therefore, a Qualified Independent Underwriter will not be necessary for this offering. See “Conflict of Interest” in the Preliminary Prospectus.

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AMENDED RISK FACTOR
If ownership of our ordinary shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and policies.
     The Ashmore Funds owned, as of June 30, 2009, approximately 55% of our ordinary shares. Buckland Investment Pte Ltd. and funds managed by Eton Park Capital Management, L.P., or Eton Park, owned approximately 22% and 6%, respectively, as of such date and other institutional investors, and members of management, directors and our employees and former employees owned the remaining ordinary shares. Consequently, the Ashmore Funds individually, and the Ashmore Funds, Buckland Investment Pte Ltd. and Eton Park or any combination of the three collectively, have significant influence and, following the completion of this offering, are expected to continue to have significant influence over the determination of matters submitted to a vote of our shareholders, including in the election of our directors, the appointment of new management and the adoption of amendments to our Memorandum and Articles of Association. After this offering, and assuming the underwriters do not exercise their option to purchase additional shares from us, the Ashmore Funds will own approximately 51% of our ordinary shares and Buckland Investment Pte Ltd. and funds managed by Eton Park will own approximately 21% and 5% of our ordinary shares, respectively. The ability of other shareholders to influence our management and policies may be severely limited, including with respect to mergers, amalgamations, consolidations or acquisitions, our acquisition or disposition of our ordinary shares or other equity securities and the payment of dividends or other distributions on our ordinary shares. Additionally, this concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as change of control transactions that would result in the payment of a premium to our other shareholders.

DILUTION

We have a net tangible book value of $5.97 per ordinary share. Our net tangible book value represents the amount of our total tangible assets (total assets excluding goodwill and intangible assets) less our total liabilities and noncontrolling interests, calculated at June 30, 2009, divided by 234,230,825, the total number of our ordinary shares outstanding at June 30, 2009.

After giving effect to the sale of 20,000,000 ordinary shares in this offering at an assumed initial public offering price of $12.50 per share, the mid-point of the range set forth on the cover page of this prospectus, and after deduction of the estimated discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of the date of this prospectus would have been approximately $1,631 million, or $6.42 per ordinary share. This represents an immediate increase in net tangible book value of $0.45 per ordinary share to our existing shareholders and an immediate pro forma dilution of $6.08 per ordinary share to purchasers of ordinary shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offering based on the June 30, 2009 net tangible value.

The following table illustrates this dilution to new investors purchasing ordinary shares, on a per share basis:

Assumed offering price per ordinary share	$12.50
Net tangible book value per ordinary share as of June 30, 2009	$5.97
Increase in net tangible book value per ordinary share attributable to new investors	$0.45
Net tangible book value per ordinary share after the offering	$6.42
Dilution per ordinary share to new investors	$6.08
Percentage of dilution in net tangible book value per ordinary share	48.68%

The following table sets forth, as of June 30, 2009, the total number of ordinary shares owned by existing shareholders and the average price per share paid by existing shareholders of ordinary shares and new investors purchasing shares in this offering:

	Shares Owned/Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
	(In millions of $, except % and per share data)

Existing shareholders	234	92.1%	$1,828	88.0%	$7.81
New investors	20	7.9%	$250	12.0%	$12.50

Total		100.00%	$2,078	100.00%

The data in the above table excludes 372,511 shares of common stock subject to options outstanding as of June 30, 2009 which have a price range of $11.18 to $16.70, all of which are fully vested and fully exercisable. In addition, the data in the above table excludes the shares of common stock subject to the PIK Notes conversion option. If these options were exercised at the average exercise price and the PIK Notes conversion option was exercised at the conversion rate in effect on June 30, 2009, the anti-dilution per share to new investors would be $0.57, representing a net tangible book value per ordinary share of $6.98. If these options are exercised as described above, new investors would own 7.4% of the total outstanding shares, and would have contributed 10.5% of our total paid-in capital at June 30, 2009.

Assuming the underwriters’ option to purchase additional shares is exercised in full, the net tangible book value per ordinary share after giving effect to the offering would be $6.49 per ordinary share. This would have an anti-dilutive effect of $0.07 per ordinary share.

Each $1.00 increase (decrease) in the offering price per ordinary share would increase (decrease) the net tangible book value after this offering by $0.08 per ordinary share.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this offering, and as adjusted to reflect the sale of the ordinary shares offered in this offering for:

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder participating in this offering.

If one or more of the selling shareholders determines not to sell in this offering, another of the selling shareholders may decide, but are not obligated, to increase the amount of ordinary shares they sell in this offering.

The selling shareholders have generally acquired the shares that are being sold pursuant to this registration statement in privately negotiated transactions either for cash, the contribution of assets or in exchange for debt. In addition, some selling shareholders acquired shares from former shareholders.

The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional 3,150,000 ordinary shares, which would be sold by us. The total number of outstanding shares as of the date of this prospectus is 244,117,724.

	Ordinary Shares Held by Principal and Selling Shareholders
			Ordinary
			Shares to be
			Sold by Selling
	Ordinary Shares Beneficially		Shareholders	Ordinary Shares Beneficially
	Owned Prior to this Offering		in this Offering	Owned After this Offering
	Number	Percent	Number	Number	Percent

Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio(1)(2)	20,865,705	8.55%	—	20,865,705	7.90%
Ashmore Global Special Situations Fund 2 Limited(1)(3)	13,169,905	5.39%	—	13,169,905	4.99%
Ashmore Global Special Situations Fund 3 Limited Partnership(1)(3)	23,013,134	9.43%	—	23,013,134	8.71%
Ashmore Global Special Situations Fund 4 Limited Partnership(1)(3)	10,977,303	4.50%	—	10,977,303	4.16%
Ashmore Global Special Situations Fund 5 Limited Partnership(1)(3)	1,000,000	0.41%	—	1,000,000	0.38%
Ashmore SICAV Emerging Markets Debt Fund(1)(3)	4,263,396	1.75%	—	4,263,396	1.61%
Ashmore Global Opportunities Limited(1)(3)	6,237,039	2.55%	—	6,237,039	2.36%
Asset Holder PCC Limited on behalf of the cell, Ashmore Emerging Markets Liquid Investment Portfolio(1)(3)	1,325,066	0.54%	—	1,325,066	0.50%
EMDCD Ltd.(1)(4)	5,091,645	2.09%	—	5,091,645	1.93%
Ashmore Emerging Markets Global Investment Portfolio Limited(1)(3)	1,435,248	0.59%	—	1,435,248	0.54%
FCI Ltd.(1)(2)	44,028,859	18.04%	—	44,028,859	16.67%
Ashmore Growing Multi Strategy Fund Limited(1)(3)	1,005,938	0.41%	—	1,005,938	0.38%
Ashmore Emerging Markets Debt and Currency Fund(1)(3)	1,233,864	0.51%	—	1,233,864	0.47%

Total Ashmore Funds	133,647,102	54.75%	—	133,647,102	50.60%

Buckland Investment Pte Ltd.(5)	54,588,392	22.36%	—	54,588,392	20.67%
Sherbrooke, Ltd.(6)	13,931,097	5.71%	—	13,931,097	5.27%
CVI GVF (Lux) Master S.a.r.l.(7)	8,964,174	3.67%	499,697	8,464,477	3.20%
Goldman, Sachs & Co.(8)	4,573,841	1.87%	254,963	4,318,878	1.64%
LM Moore SP Investments, Ltd.(9)	1,894,159	0.78%	105,588	1,788,571	0.68%
Old Lane HMA Master Fund, L.P.(10)	216,595	0.09%	12,074	204,521	0.08%
Old Lane Cayman Master Fund, L.P.(10)	763,848	0.31%	42,580	721,268	0.27%
Old Lane US Master Fund, L.P.(11)	301,181	0.12%	16,789	284,392	0.11%
VR Global Partners, LP(12)	439,719	0.18%	24,512	415,207	0.16%
Castlerigg LATAM Investments LLC(13)	785,714	0.32%	43,799	741,915	0.28%

(1)	These funds have directly or indirectly appointed Ashmore as their investment manager. Ashmore’s parent company is Ashmore Group plc, a public company.

(2)	The address of Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio and FCI Ltd. is c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

(3)	The address of Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 5 Limited Partnership, Ashmore SICAV Emerging Markets Debt Fund, Ashmore Global Opportunities Limited, Asset Holder PCC Limited on behalf of the cell, Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Global Investment Portfolio Limited, Ashmore Growing Multi Strategy Fund Limited and Ashmore Emerging Markets Debt and Currency Fund is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GYI 3QL.

(4)	The address of EMDCD Ltd. is c/o M & C Corporate Services, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

(5)	The address of Buckland Investment Pte Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912, Singapore. Buckland Investment Pte Ltd shares the power to vote and the power to dispose of the shares with each of GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd., each of which is a Singapore private limited company. No individual has beneficial ownership over these shares. Voting and investment decisions relating to these shares are made by the GIC Special Investments Pte Ltd. investment committee, which is currently comprised of eight members: Teh Kok Peng, Ng Kin Sze, Ang Eng Seng, Kunna Chinniah, Tay Lim Hock, Eugene Wong, John Tang and Mayukh Mitter. The investment committee acts by majority vote and no member may act individually to vote or sell these shares. Beneficial ownership is disclaimed by the investment committee and its members. Each of the reporting persons disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.

(6)	The address of Sherbrooke, Ltd. is c/o Walkers Corporate Services Limited, Walkers House, P.O. Box 908GT, Mary Street, Grand Cayman, Cayman Islands. Eton Park Capital Management, L.P. is the investment manager for Sherbrooke, Ltd. Eric M. Mindich controls Eton Park Capital Management, L.P. as the managing member of its general partner, Eton Park Capital Management, L.L.C.

(7)	The address of CVI GVF (Lux) Master S.a.r.l. is 11-13 Boulevard de la Foire, L-1528 Luxembourg, Luxembourg. John Brice, Mirko Fischer, David Fry, Patrick Lsurger and Peter Vorbrich exercise voting control for CVI GVF (Lux) Master S.a.r.l.

(8)	The address of Goldman, Sachs & Co. is 1 New York Plaza, New York, New York 10004. Goldman, Sachs & Co. is a broker-dealer and an underwriter with respect to the shares that it is offering for resale. Goldman, Sachs & Co. is a wholly owned subsidiary of The Goldman Sachs Group, Inc., an SEC reporting company.

(9)	The address of LM Moore SP Investments, Ltd. is c/o Moore Capital Management, LP, 1251 Avenue of the Americas, 52nd Floor, New York, New York 10020. The investment manager of LM Moore SP Investments, Ltd. is Moore Capital Management, LP. Louis Moore Bacon is the controlling shareholder of the general partner of Moore Capital Management, LP.

(10)	The address of Old Lane HMA Master Fund, L.P. and Old Lane Cayman Master Fund, L.P. is c/o M & C Corporate Services, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Old Lane HMA Master Fund, L.P. and Old Lane Cayman Master Fund, L.P. are affiliates of Citigroup Global Markets Inc., a broker-dealer and an underwriter with respect to the offering to which this prospectus relates. Citigroup Alternative Investments LLC, a wholly-owned subsidiary of Citigroup Inc., a public company, controls the general partner of and serves as investment manager to Old Lane HMA Master Fund, L.P. and Old Lane Cayman Master Fund, L.P. Old Lane HMA Master Fund, L.P. and Old Lane Cayman Master Fund, L.P. acquired the shares to be resold in the ordinary course of business and at the time of the purchase, had no agreements or understandings directly or indirectly to distribute them.

(11)	The address of Old Lane US Master Fund, L.P. is 399, Park Avenue, New York, New York 10043. Old Lane US Master Fund, L.P. is an affiliate of Citigroup Global Markets Inc., a broker-dealer and an underwriter with respect to the offering to which this prospectus relates. Citigroup Alternative Investments LLC, a wholly-owned subsidiary of Citigroup Inc., a public company, controls the general partner of and serves as investment manager to Old Lane HMA Master Fund, L.P. and Old Lane Cayman Master Fund, L.P. Old Lane US Master Fund, L.P. acquired the shares to be resold in the ordinary course of business and, at the time of the purchase, had no agreements or understandings directly or indirectly to distribute them.

(12)	The address of VR Global Partners, LP is Aurora Business Park, 77, Sadovnicheskaya nab., bld. 1, Moscow 115035. Richard Deitz exercises sole voting power for VR Global Partners, LP.

(13)	The address of Castlerigg LATAM Investments LLC is c/o Sandell Asset Management Corporation, 40 West 57th Street, 26th Floor, New York, New York 10019. Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Castlerigg”). Castlerigg is the controlling shareholder of Castlerigg LATAM Investments LLC. Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“International Holdings”) and Castlerigg GS Holdings, Ltd. (“GS Holdings”). International Holdings and GS Holdings are the beneficial owners of Castlerigg Offshore Holdings, Ltd. (“Offshore Holdings”). Offshore Holdings is the controlling shareholder of Castlerigg. Each of International Holdings, GS Holdings, Offshore Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments Ltd. SAMC, Mr. Sandell, International Holdings, GS Holdings, Offshore Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

As of the date of this prospectus, 5.5% of our outstanding ordinary shares are held by 109 record holders in the United States.

UNDERWRITING
     The following are arrangements and transactions which have resulted in compensation to the underwriters under FINRA Rule 5110(c): In connection with this offering, we will reimburse the underwriters for up to $175,000 of their roadshow and FINRA related expenses; on October 7, 2009, an affiliate of Deutsche Bank Securities Inc. acquired 861,509 ordinary shares from another of our existing shareholders; in September, 2009, an affiliate of J.P. Morgan Securities Inc. received cash and 653,890 ordinary shares as consideration for its sale of an interest in EMDERSA to the Company; on January 21, 2009, an affiliate of Deutsche Bank Securities Inc. acquired 1,182,154 ordinary shares from another of our existing shareholders; on December 5, 2008, we paid cash to Ponderosa Assets, L.P., an entity whose assets are held for the benefit of various entities including affiliates of certain of the underwriters, and for whom an affiliate of Citigroup Global Markets Inc. acts as portfolio manager, in exchange for an option to acquire certain assets from Ponderosa Assets, L.P. The option was never exercised and has since been terminated. Pursuant to FINRA Rule 5110(g), the ordinary shares referenced above acquired by affiliates of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. shall not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the ordinary shares for a period of 180 days immediately following the date of effectiveness of the registration statement or commencement of sales of the ordinary shares in this offering.
Conflict of Interest
     An affiliate of UBS Securities LLC owns in excess of 10% of our issued and outstanding subordinated debt in the form of PIK notes, and consequently UBS Securities LLC has a “conflict of interest” with us within the meaning of NASD Conduct Rule 2720 (“Rule 2720”) of the Financial Industry Regulatory Authority, Inc. Additionally, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. will each, directly or through their affiliates, receive more than 5% of the net offering proceeds though the repayment of our revolving credit facilities, and consequently Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. have a conflict of interest with us within the meaning of Rule 2720. Therefore, this offering will be conducted in accordance with Rule 2720. Neither Goldman, Sachs & Co., who will act as lead underwriter, nor any affiliate of Goldman, Sachs & Co., have a conflict of interest as defined in Rule 2720. Therefore, a Qualified Independent Underwriter will not be necessary for this offering.

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     To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1387685/000095012309054641/y78797a4fv1za.htm
     OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001387685.
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. TOLL FREE AT 1-866-471-2526, CREDIT SUISSE SECURITIES (USA) LLC TOLL FREE AT 1-800-221-1037, CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146 OR J.P. MORGAN SECURITIES INC. TOLL FREE AT 1-866-430-0686.
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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